UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    1)*

AEP Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

001031103

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Okabena Investment Services, Inc. 41-1794228

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 812,090

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 812,090

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 812,090

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Okabena Partnership J 41-1636022

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not Applicable

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power Not Applicable

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 812,090

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer The issuer to which this Amendment Number 1 to Schedule 13G relates is AEP Industries, Inc.
	(b)	Address of Issuer's Principal Executive Offices The principal executive office of AEP Industries, Inc. is located at 125 Phillips Avenue, South Hackensack, New Jersey, 07606.

Item 2.
	(a)	Name of Person Filing (1) Okabena Investment Services, Inc. (2) Okabena Partnership J
(b)

Address of Principal Business Office or, if none, Residence
The principal business office of Okabena Investment Services, Inc. and Okabena Partnership J is located at 5140 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.

	(c)	Citizenship (1) Okabena Investment Services, Inc. is a Minnesota corporation (2) Okabena Partnership J is a Minnesota partnership
	(d)	Title of Class of Securities The class of equity securities to which this Amendment Number 1 to Schedule 13G relates is the common stock, par value $0.01 per share, of AEP Industries, Inc.
	(e)	CUSIP Number 001031103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The persons filing this Amendment Number 1 to Schedule 13G are Okabena Investment Services, Inc., a registered investment adviser and Okabena Partnership J, a partnership engaged in investing and trading in securities.  Okabena Investment Services, Inc. is the manager of Okabena Partnership J.  The Reporting Persons do not admit that they constitute a group for the purposes of Section 13(d) of the Securities Exchange Act of 1934.

Item 4.	Ownership.

(a)

Amount beneficially owned:    Okabena Investment Services, Inc., in its capacity as an investment adviser, may be deemed to beneficially own 812,090 shares of the common stock of the Issuer which are held of record by Okabena Partnership J.

	(b)	Percent of class: 10.4%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Okabena Investment Services, Inc. has the sole power to vote or direct the vote of 812,090 shares.
(ii) Shared power to vote or to direct the vote There are zero (0) shares with shared power to vote or to direct the vote.
(iii) Sole power to dispose or to direct the disposition of Okabena Investment Services, Inc. has the sole power to dispose or to direct the disposition of 812,090 shares.
(iv) Shared power to dispose or to direct the disposition of There are zero (0) shares with shared power to vote or to direct the vote.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002
Date

/s/Sherry Van Zee
Sherry Van Zee, Vice President, Okabena Investment Services, Inc., Manager of Okabena Partnership J